SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: February 12, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On February 12, 2013, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing its cash dividend for the quarter ended December 31, 2012, and its financial results for the fourth quarter and year ended December 31, 2012. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K (this “Report”) and is incorporated herein by reference.

On February 15, 2013, Navios Acquisition issued a press release announcing the delivery of the Nave Rigel, a new building LR1 product tanker vessel of 74,673 dwt, on February 13, 2013, from a South Korean shipyard. The Nave Rigel has been chartered out for one year at a rate of $11,850 net per day plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional six months at the same rate. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

This Report, except the second and third paragraph of Exhibit 99.1, which contain certain quotes by the Chairman and Chief Executive Officer of Navios Acquisition, is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: February 20, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated February 12, 2013

99.2	Press Release dated February 15, 2013